Exhibit 4.1

FLEXTRONICS INTERNATIONAL LTD.

up to € 300,000,000

9 3/4% SENIOR SUBORDINATED NOTES DUE 2010

FIRST SUPPLEMENTAL INDENTURE

Dated as of March 29, 2005

J.P. Morgan Trust Company, National Association

(as successor by merger to Chase Manhattan Bank and Trust Company, National Association)

as Trustee

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 29, 2005, between Flextronics International Ltd., a Singapore corporation (the “Company”), and J.P. Morgan Trust Company, National Association (as successor by merger to Chase Manhattan Bank and Trust Company, National Association (the “Original Trustee”)), as Trustee (the “Trustee”).

RECITALS

WHEREAS, the Company and the Original Trustee are parties to an Indenture, dated as of June 29, 2000 (the “Indenture”), pursuant to which the Company issued € 300,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2010 (the “Notes”);

WHEREAS, the Company desires to amend certain provisions of the Indenture as set forth herein;

WHEREAS, pursuant to Section 9.02 of the Indenture, the Company and the Trustee may amend certain terms of the Indenture with the written consent of the Holders of least a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Company has offered to purchase for cash all of the Notes (the “Offer”) and has solicited consents (the “Solicitation”) to certain amendments to the Indenture (the “Proposed Amendments”) pursuant to the Company’s Offer to Purchase for Cash Any and All Outstanding 9 3/4% Senior Subordinated Notes due 2010 and Solicitation of Consents to Amendments to the Related Indenture, dated March 1, 2005 (“Offer to Purchase”);

WHEREAS, the Company has obtained the written consent to the Proposed Amendments to the Indenture from the Holders of at least a majority in aggregate principal amount of the outstanding Notes (the “Majority Consent”); and

WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized by the parties hereto, and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I

AMENDMENTS

SECTION 1.01. Effective upon the date the Company notifies the Trustee that the Majority Consent and the Notes validly tendered and not validly withdrawn are accepted for payment pursuant to the Offer to Purchase:

(a) Removal of Certain Provisions, Defined Terms and Cross-References. The following Sections of the Indenture, and any corresponding provisions of the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted”:

Existing Section / Article Number	Caption
Section 4.08	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
Section 4.09	Incurrence of Debt and Issuance of Preferred Stock
Section 4.11	Transactions with Affiliates
Section 4.12	Liens
Section 4.18	Status as Investment Company
Section 4.19	Incurrence of Senior Subordinated Debt
Clauses (vi) and (vii) of Section 8.04	Conditions to Legal or Covenant Defeasance

Certain definitions in Sections 1.01 and 1.02 of the Indenture are also amended, modified or deleted as appropriate. Any and all references in the Indenture to the deleted sections or provisions referred to above are deleted in their entirety.

(b) Amendment of Section 6.01(a)(iii). Section 6.01(a)(iii) of the Indenture is hereby amended by deleting the language in Section 6.01(a)(iii) in its entirety and replacing it with the following:

“(iii) failure by the Company for 30 days after notice from either the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes to comply with the provisions described in Sections 4.07, 4.10, 4.14 or 5.01;”

ARTICLE II

GENERAL PROVISIONS

SECTION 2.01. Ratification of Indenture. Except as hereby otherwise expressly provided, the Indenture is in all respects ratified and confirmed, and all the terms, provisions, and conditions thereof shall be and remain in full force and effect.

SECTION 2.02. Incorporation of Indenture. All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 2.03. Terms Defined. For all purposes of this Supplemental Indenture, except as otherwise defined herein, capitalized terms used in this Supplemental Indenture shall have meanings ascribed to such terms in the Indenture.

SECTION 2.04. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

SECTION 2.05. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 2.06. References to This Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Supplemental Indenture may refer to the Indenture without making specific reference to this Supplemental Indenture, but nevertheless all such references shall include this Supplemental Indenture unless the context otherwise requires.

SECTION 2.07. Severability. In the event that any provisions of this Supplemental Indenture shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.08. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 2.09. Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Supplemental Indenture by any of the provisions of the Trust Indenture Act, the required provision shall control.

SECTION 2.10. Effectiveness. Upon the execution and delivery of this Supplemental Indenture by the parties hereto, the Supplemental Indenture will become effective but the Amendments will not become operative until at least a majority in aggregate principal amount of the outstanding Notes are validly tendered and not validly withdrawn and accepted pursuant to and in accordance with the terms and conditions set forth in the Offer to Purchase of the Company, as the same may be amended, modified or supplemented from time to time in accordance therewith.

SECTION 2.11 Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

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IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

The Company:

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Authorized Signatory

The Trustee:

J.P. MORGAN TRUST COMPANY,
NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Mary Jane Henson
Name:	Mary Jane Henson
Title:	Vice President

[SIGNATURE PAGE TO THE FIRST SUPPLEMENTAL INDENTURE]